Exhibit 99.1

Akanda Corp. Secures Hemp Cultivation License in Canada, Building on Previous Development Agreement

London, United Kingdom – September 16, 2024 – Akanda Corp. (NASDAQ: AKAN), a global cannabis company, is excited to announce that it has obtained a license for hemp cultivation in Canada. This license is directly tied to Akanda’s previously announced agreement with 1107385 B.C. LTD, further advancing the Company’s strategic initiatives in the Canadian cannabis market.

As a result of the license, the Company is required to meet its next milestone payment obligation of $750,000 to 1107385 B.C. LTD., pursuant to its 24-month option to purchase farming land property and related operations and licenses in British Columbia, Canada. The Company anticipates making the payment in the coming week.

This latest development highlights Akanda’s commitment to executing its strategic vision to become a leader in the global cannabis industry.

About Akanda Corp.

Akanda Corp. is an international cannabis company with operations in Europe and North America. The company is dedicated to cultivating and distributing high-quality medical cannabis and wellness products that improve lives. Akanda’s mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking statements may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.